MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

December 11, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. APPOINTS NEW BOARD MEMBER FROM

THE LUNDIN GROUP OF COMPANIES

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the appointment of Mr. Ian Slater to the Board of Directors. Mr. Slater was recommended to Miranda by the Lundin Group of Companies following the recent financing in which Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family, took at 5% interest in the Company.

Mr. Slater is the President and CEO of Fortress Minerals Corp., a gold exploration company which forms part of the Lundin Group of Companies. Mr. Slater has been involved in the gold mining industry for 16 years and most recently was a partner with Ernst & Young where he led their mining practice. Mr. Slater’s expertise has also focused on Central Asia and Russia, dealing with government negotiations for many major mining companies. Mr. Slater has a Bachelor in Business Administration and is a Canadian Chartered Accountant.

Miranda is pleased to have Mr. Slater join the Board of Directors and we look forward to both the Lundin association he brings to Miranda as well as his individual skill sets.  In particular, as Miranda is currently seeking avenues of growth, we see Mr. Slater’s expertise in mergers and acquisitions as a huge benefit to the company as we move into 2008.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.